Exhibit 12

Corporate Securities Law

M. Richard Cutler, Esq

Admitted in California & Texas

April 28, 2017

StreamNet, Inc.

7582 Las Vegas Blvd.

Las Vegas, NV 89123

Ladies and Gentlemen:

You have requested our opinion as counsel for StreamNet, Inc., a Nevada corporation (the “Company”) in connection with the registration under the Securities Act of 1933, as amended, pursuant to Regulation A, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of up to 18,000,000 shares of the Company’s common stock issuable in connection with the Company’s Offering Statement provided under Regulation A.

We have examined the Company’s Offering Circular filed pursuant to Regulation A, as amended, and filed with the Securities and Exchange Commission on or about April 14, 2017, (the “Offering Circular”). We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Offering Statement, the shares of common stock covered by the Offering Statement will be legally and validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Offering Statement.

Very truly yours,

/s/ M. Richard Cutler
Cutler Law Group

2800 Post Oak, Suite 4100		Tel (713) 888-0040
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714